Exhibit 99.1

Procaps Announces Key Changes to the Board of Directors

International Corporate Executive and Attorney Alberto Eguiguren Correa Appointed to Board of Directors

MIAMI, USA – BARRANQUILLA, COL – January 19, 2023 – Procaps Group (NASDAQ: PROC) (“Procaps” or the “Company”), a leading integrated LatAm healthcare and pharmaceutical conglomerate, announced the election of Alberto Eguiguren Correa to its Board of Directors.

Alberto Eguiguren is an accomplished corporate executive and attorney with board experience including over 20 years in global healthcare and pharma companies with a successful track record in value-creating transactions, international business, strategic planning, and mergers and acquisitions of public and private companies. He is currently a Board Member of 5 companies in Chile. He previously served as Board Member of several private and listed companies, including CFR Pharmaceuticals S.A., Clínica Las Condes S.A. and Chairman of the Board of Laboratorio Chile S.A. He received a Master’s in Commercial Law from Duke University School of Law.

“As a new independent Director with expertise in healthcare, Alberto is an excellent addition to our Board. We look forward to working with him to help propel Procaps into its next phase of growth as we advance product development and market expansion.” said Ruben Minski, Chairman of the Board and CEO of Procaps.

Alberto Eguiguren will replace Alejandro Weinstein who, aligned with the period for his service as a director previously disclosed at the time of the Company’s public listing, has decided to step down from the Board. Mr. Weinstein decided not to extend his tenure on the Board based on disagreements with the Board regarding strategic priorities for the growth of the Company. Both changes are effective immediately.

“On behalf of the entire Board, I want to thank Alejandro for his steadfast leadership and expertise. We are extremely grateful for his tireless diligence during a period of continuous innovation and internationalization and the expansion of our portfolio within selected therapy areas and geographies,” concluded Minski.

About Procaps Group

Procaps Group, S.A. (“Procaps”) (NASDAQ: PROC) is a leading developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and more than 5,300 employees working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) pharmaceutical products, prescription pharmaceutical drugs (Rx), nutritional supplements, and high-potency clinical solutions.

For more information, visit www.procapsgroup.com or Procaps’ investor relations website investor.procapsgroup.com.

Investor Contact:

Melissa Angelini

ir@procapsgroup.com

+1 754 260-6476

investor.procapsgroup.com